Mail Stop 3561
      February 10, 2006

Mr. David LaDuke, President
Sputnik, Inc.
650 Townsend Street, Suite 320
San Francisco, CA 94103

      Re:	Sputnik, Inc.
   Registration Statement on Form SB-2
      Amendment No. 5 filed January 18, 2006
		File No. 333-126158

Dear Mr. LaDuke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on page 11 in the use of proceeds table that consulting and legal fees/offering costs will be $24,000. Please reconcile this disclosure with the disclosure in "Item 25. Other Expenses of Issuance and Distribution" that the total expenses to be incurred with the offering will be $114,000 and the
statement
that "Sputnik will pay all expenses in connection with this offering." Also clarify and revise accordingly the statement on the cover page of the prospectus that "[t]he net proceeds of the offering
will be nothing minimum to $485,000 maximum, after payment of
$15,000
of the offering costs at the minimum and maximum offering amounts from the proceeds of this offering. If less than $10,000 is raised, we will pay offering costs from our own funds."

Table of Contents

2. Please include all major headings of the prospectus with correct page numbers.

Summary Financial Information, page 6

3. The amounts disclosed for Operating Expenses and Net Income
(loss)
for December 31, 2004 do not reconcile with the financial statements.
Please revise.

Description of Business, page 20

4. Please describe how the company protects its exclusive proprietary rights to the software.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations for the Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004, page 25

5. The amount disclosed for revenue for the nine months ended September 30, 2005 does not reconcile with the financial statements.
It appears that the $451,128 disclosed here includes $61,000 from the gain on a legal settlement. This amount does not appear to represent revenue earned by the company from the sale of a good or service and therefore should not be included in revenue. Please ensure the revenue amount disclosed in the financial statements is consistent throughout the registration statement. Please revise.

Certain Relationships and Related Transactions, page 30

6. We note the table disclosing the company`s issuance of securities to various individuals. Please revise the table in accordance with
Item 404(a) of Regulation S-B. The company should only describe those transactions involving the company and those persons described in Item 404, such as any director or executive officer of the company, any nominee for election as a director, any security holder named in response to Item 403, and any member of the immediate family of such persons listed. Please revise accordingly.

Executive Compensation

7. Update all compensation through the most recent fiscal year.




December 31, 2004 Financial Statements

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 41

8. We have read your response to comment 30 and it does not appear to address our comment as it was issued. We noted from review of your website that the company sells software which includes 90 day installation support and a 30 day money back guarantee, hardware, a
"Hotspot Kit" which includes the software, hardware, 90 day installation support and 30 day money back guarantee, a subscription fee agreement in which Sputnik hosts the server control center, training, technical support and configuration support. Please provide a detailed discussion in your response to address the criteria for revenue recognition as set forth in SOP 97-2 and SOP 98-
9. In your response, please explain how you analyzed the consensus in concluding when revenue from your products and services should be recognized. We may have further comment upon review of your response.

Allowance for Doubtful Accounts, page 41

9. We have read your response to comment 31 and it does not appear to address our comment as it was issued. We noted from your website that your products have a 30 day money back guarantee. Please provide a detailed response to explain how the refund rights are accounted for in accordance with SFAS 48 and how that impacts your revenue recognition. We may have further comments upon review of your response.

10. In addition to our comment above, tell us how your accounting policy for money back guarantees (i.e. a component of bad debt expense) is consistent with GAAP. Tell us why your provision for money back guarantees would not be recorded as a reduction to revenue
(see SFAS 148, paragraph 7).  Please advise or revise.

Item 28. Undertakings

11. Please revise the undertakings to comply with Item 512 of Regulation S-B.





* * * * *

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Don Rinehart who supervised the review of your filing at (202) 551-3235 with any other questions.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Michael Williams
	Fax (813) 832-5284

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David LaDuke
Sputnik, Inc.
February 10, 2006
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